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                  TRANSACTIONS IN SHARES EFFECTED BY REPORTING
                           PERSONS DURING PAST 60 DAYS


                                               Date of
                                             Transaction   Number of   Price Per
       Name          Nature of Transaction   (Trade Date)    Shares       Share
       ----          ---------------------   ------------  ---------   ---------

Lawrence W. Maxwell       Exchange(1)          12/31/02    33,519(1)      (1)
Lawrence W. Maxwell       Purchase(2)          02/03/03     7,500       $19.20
Lawrence W. Maxwell       Purchase(2)          02/06/03     2,000       $19.15
Lawrence W. Maxwell       Purchase(2)          02/10/03    10,000       $19.10

(1) On December 31, 2002, pursuant to the terms of the Amended and Restated Plan of Merger and Merger Agreement, dated as of August 20, 2002, by and among the Issuer and CenterState Bank of Florida, a Florida banking corporation ("CenterState Bank"), CenterState Bank was merged with and into a wholly-owned interim subsidiary of the Issuer (the "Merger") and became a directly-owned subsidiary of the Issuer upon consummation. In connection with the consummation of the Merger, the Reporting Persons received 26,815 shares of Common Stock and approximately $120,000 in cash consideration in exchange for 50,000 shares of CenterState Bank common stock held by the Reporting Persons. Further, in connection with the consummation of the Merger, Mr. Maxwell received stock options to purchase 6,704 shares of Common Stock in exchange for stock options to purchase 10,000 shares of CenterState Bank common stock originally granted to Mr. Maxwell as consideration for his services as a director of CenterState Bank.
(2)  All transactions were effected by ordinary broker's transactions.